Filed pursuant to Rule 424(b)(3)
Registration No. 333-148049

ASPECT GLOBAL DIVERSIFIED FUND LP

SUPPLEMENT DATED JANUARY 18, 2011
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 3, 2010

This Supplement contains performance information for December 2010 for the Aspect Global Diversified Fund LP.  It supplements the Fund’s Prospectus and Disclosure Document dated May 3, 2010.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.
__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Aspect Global Diversified Fund LP A Units
Performance Update | December 2010

AGDF Performance

	Month	YTD	1 Year	2 Years	Since Inception (Dec 2008)
AGDF A Units	5.70%	12.77%	12.77%	-3.76%	-1.64%
S&P 500 Total Return Index	6.68%	15.06%	15.06%	20.63%	20.34%
S&P Goldman Sachs Commodity Index	9.40%	9.03%	9.03%	11.23%	3.41%
It is not possible to invest directly in an index. Monthly returns on reverse.

Monthly Commentary (provided by Aspect Capital)	Trading Performance
Optimistic signals of a global recovery helped risk appetite return to the markets. The decision to extend the tax cuts in the United States led to an aggressive sell-off in US Treasuries and a general sell-off in global fixed income. This resulted in some losses from the Fund’s small long bond and interest rate positions. Stock indices however performed well to the benefit of the Fund’s long positions. Energy and metals prices also rose over the month, with the Fund’s long position in reformulated gasoline performing especially well. This robust performance from risky assets reduced safe-haven demand for the US dollar, which lost ground against major currencies to the benefit of the Fund’s net short exposure. The best performance this month came from the commodity-driven Australian dollar, which reached its highest level against the US dollar since July 1982. Continued strong demand from China propped up the agricultural and industrial metals markets and copper reached a record high. The agriculturals sector was the largest driver of positive returns, with prices here also being driven upwards by supply and weather concerns. The Fund also profited from the return of safe-haven demand for gold amid poor US housing and consumer confidence data and lingering concern about Chinese rates.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008, and Series A Units commenced trading on December 1, 2008. Series A Units redeemed prior to the first anniversary of the subscription date will be subject to a Redemption Fee equal to the product of (i) 2.00% of the subscription price for such Series A Units on the subscription date, divided by twelve, and (ii) the number of months remaining before the first anniversary of the subscription date. Limited Partners will not be required to pay any Redemption Fees on Series A Units if such Limited Partners are subject to a mandatory redemption of their Units within the first year of purchase.

The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP A Units	Performance Update December 2010

Series A Performance Since December 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008												4.31%	4.31%
2009	0.37%	0.57%	-4.55%	-4.18%	-2.77%	-10.02%	-1.91%	4.37%	3.01%	-5.76%	9.26%	-6.37%	-17.87%
2010	-3.61%	2.44%	4.06%	1.82%	-4.01%	0.80%	-1.98%	7.90%	0.98%	3.95%	-5.05%	5.70%	12.77%

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series A Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.35%	0.35%
1999	-6.27%	3.00%	-6.22%	8.26%	-3.45%	-0.93%	-4.21%	-1.23%	-2.54%	-4.46%	8.68%	6.56%	-4.34%
2000	2.03%	-0.77%	-1.12%	-3.66%	4.01%	-4.27%	-2.66%	3.66%	-0.64%	4.41%	11.69%	14.26%	28.28%
2001	0.78%	0.17%	12.28%	-8.60%	-2.92%	0.09%	3.81%	2.86%	12.61%	6.02%	-5.72%	-3.72%	16.49%
2002	-6.53%	-12.00%	5.39%	-3.63%	2.65%	13.14%	9.53%	1.47%	8.30%	-8.14%	-6.16%	16.64%	17.41%
2003	4.18%	9.72%	-7.04%	-2.13%	10.51%	-3.23%	1.81%	-0.81%	1.68%	2.67%	-1.14%	4.45%	21.09%
2004	2.00%	7.84%	-5.31%	-9.38%	-1.99%	-9.87%	-0.63%	0.61%	0.44%	3.62%	5.81%	-3.97%	-11.85%
2005	-9.36%	4.48%	1.30%	-3.94%	5.09%	4.91%	-1.48%	4.64%	0.25%	-2.15%	6.49%	-0.78%	8.54%
2006	2.48%	-2.03%	6.25%	7.15%	-6.45%	0.09%	-5.95%	-1.19%	-0.05%	5.27%	-0.22%	6.37%	11.07%
2007	3.68%	-7.47%	-2.81%	5.08%	7.77%	4.68%	-7.29%	-8.33%	6.03%	8.25%	-5.55%	3.52%	5.42%
2008	6.51%	9.50%**	-3.67%	-6.70%	4.55%	8.45%	-11.38%	-5.55%	3.73%	9.15%	5.92%		19.29%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series A Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series A Unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 2.00% Selling Agent Fees, 0.95% Administrative Expenses, 0.15% Broker Dealer Servicing Fee and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s current prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the figures above are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP B Units
Performance Update | December 2010

AGDF Performance

	Month	YTD	1 Year	2 Years	Since Inception (Nov 2008)
AGDF B Units	5.83%	14.55%	14.55%	-2.26%	2.62%
S&P 500 Total Return Index	6.68%	15.06%	15.06%	20.63%	15.45%
S&P Goldman Sachs Commodity Index	9.40%	9.03%	9.03%	11.23%	-4.10%
It is not possible to invest directly in an index. Monthly returns on reverse.

Monthly Commentary (provided by Aspect Capital)	Trading Performance
Optimistic signals of a global recovery helped risk appetite return to the markets. The decision to extend the tax cuts in the United States led to an aggressive sell-off in US Treasuries and a general sell-off in global fixed income. This resulted in some losses from the Fund’s small long bond and interest rate positions. Stock indices however performed well to the benefit of the Fund’s long positions. Energy and metals prices also rose over the month, with the Fund’s long position in reformulated gasoline performing especially well. This robust performance from risky assets reduced safe-haven demand for the US dollar, which lost ground against major currencies to the benefit of the Fund’s net short exposure. The best performance this month came from the commodity-driven Australian dollar, which reached its highest level against the US dollar since July 1982. Continued strong demand from China propped up the agricultural and industrial metals markets and copper reached a record high. The agriculturals sector was the largest driver of positive returns, with prices here also being driven upwards by supply and weather concerns. The Fund also profited from the return of safe-haven demand for gold amid poor US housing and consumer confidence data and lingering concern about Chinese rates.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008, and Series B Units commenced actual trading on November 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP B Units	Performance Update December 2010

Series B Performance Since November 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008											6.04%	4.42%	10.72%
2009	0.47%	0.67%	-4.40%	-4.05%	-2.65%	-9.90%	-1.78%	4.50%	3.15%	-5.63%	9.41%	-6.25%	-16.61%
2010	-3.49%	2.57%	4.19%	1.95%	-3.88%	0.93%	-1.86%	8.04%	1.11%	4.08%	-4.92%	5.83%	14.55%

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series B Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.40%	0.40%
1999	-6.15%	3.13%	-6.10%	8.40%	-3.32%	-0.80%	-4.08%	-1.10%	-2.41%	-4.34%	8.82%	6.69%	-2.84%
2000	2.17%	-0.64%	-1.00%	-3.54%	4.15%	-4.15%	-2.53%	3.79%	-0.51%	4.55%	11.72%	13.91%	29.59%
2001	0.89%	0.27%	12.40%	-8.48%	-2.79%	0.22%	3.95%	2.99%	12.60%	6.13%	-5.57%	-3.60%	18.06%
2002	-6.40%	-11.89%	5.52%	-3.50%	2.78%	13.28%	9.39%	1.57%	8.42%	-8.02%	-6.04%	16.70%	18.80%
2003	4.29%	9.83%	-6.94%	-2.00%	10.60%	-3.13%	1.92%	-0.71%	1.79%	2.78%	-1.04%	4.56%	22.62%
2004	2.11%	7.95%	-5.21%	-9.26%	-1.86%	-9.75%	-0.50%	0.74%	0.57%	3.75%	5.95%	-3.85%	-10.53%
2005	-9.25%	4.62%	1.43%	-3.82%	5.22%	5.05%	-1.35%	4.77%	0.38%	-2.03%	6.63%	-0.65%	10.24%
2006	2.62%	-1.91%	6.39%	6.71%	-5.79%	0.22%	-5.83%	-1.06%	0.08%	5.40%	-0.09%	6.51%	12.85%
2007	3.59%	-7.14%	-2.68%	5.22%	7.53%	4.20%	-7.17%	-8.21%	6.17%	8.39%	-5.42%	3.65%	6.09%
2008	6.63%	9.45%**	-3.57%	-6.58%	4.68%	8.51%	-11.27%	-5.43%	3.83%	9.27%			13.69%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series B Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series B unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.60% Broker Dealer Service Fee or Broker Dealer Custodial Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the above figures are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP I Units
Performance Update | December 2010

AGDF Performance

	Month	YTD	1 Year	2 Years	Since Inception (Sept 2008)
AGDF I Units	5.89%	15.25%	15.25%	-1.61%	8.82%
S&P 500 Total Return Index	6.68%	15.06%	15.06%	20.63%	1.47%
S&P Goldman Sachs Commodity Index	9.40%	9.03%	9.03%	11.23%	-21.16%
It is not possible to invest directly in an index. Monthly returns on reverse.

Monthly Commentary (provided by Aspect Capital)	Trading Performance
Optimistic signals of a global recovery helped risk appetite return to the markets. The decision to extend the tax cuts in the United States led to an aggressive sell-off in US Treasuries and a general sell-off in global fixed income. This resulted in some losses from the Fund’s small long bond and interest rate positions. Stock indices however performed well to the benefit of the Fund’s long positions. Energy and metals prices also rose over the month, with the Fund’s long position in reformulated gasoline performing especially well. This robust performance from risky assets reduced safe-haven demand for the US dollar, which lost ground against major currencies to the benefit of the Fund’s net short exposure. The best performance this month came from the commodity-driven Australian dollar, which reached its highest level against the US dollar since July 1982. Continued strong demand from China propped up the agricultural and industrial metals markets and copper reached a record high. The agriculturals sector was the largest driver of positive returns, with prices here also being driven upwards by supply and weather concerns. The Fund also profited from the return of safe-haven demand for gold amid poor US housing and consumer confidence data and lingering concern about Chinese rates.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP I Units	Performance Update December 2010

Series I Performance Since September 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008									3.88%	9.32%	6.08%	4.46%	25.83%
2009	0.51%	0.71%	-4.23%	-4.00%	-2.60%	-9.86%	-1.73%	4.55%	3.20%	-5.59%	9.46%	-6.20%	-16.01%
2010	-3.44%	2.63%	4.24%	2.01%	-3.83%	0.98%	-1.81%	8.09%	1.16%	4.13%	-4.87%	5.89%	15.25%

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series I Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.42%	0.42%
1999	-6.10%	3.18%	-6.05%	8.46%	-3.27%	-0.75%	-4.03%	-1.05%	-2.36%	-4.29%	8.88%	6.75%	-2.26%
2000	2.22%	-0.59%	-0.95%	-3.49%	4.20%	-4.10%	-2.48%	3.84%	-0.46%	4.60%	11.53%	13.95%	30.07%
2001	0.93%	0.31%	12.44%	-8.43%	-2.74%	0.27%	4.00%	3.04%	12.59%	6.18%	-5.52%	-3.55%	18.67%
2002	-6.36%	-11.84%	5.58%	-3.45%	2.83%	13.34%	9.34%	1.61%	8.46%	-7.97%	-5.99%	16.72%	19.35%
2003	4.33%	9.88%	-6.91%	-1.95%	10.64%	-3.09%	1.96%	-0.67%	1.83%	2.82%	-1.00%	4.61%	23.21%
2004	2.15%	8.00%	-5.17%	-9.21%	-1.82%	-9.70%	-0.45%	0.79%	0.62%	3.80%	6.00%	-3.80%	-10.02%
2005	-9.20%	4.67%	1.48%	-3.77%	5.28%	5.10%	-1.30%	4.82%	0.43%	-1.98%	6.68%	-0.60%	10.91%
2006	2.67%	-1.86%	6.44%	6.51%	-5.50%	0.27%	-5.78%	-1.02%	0.13%	5.46%	-0.04%	6.57%	13.55%
2007	3.31%	-6.77%	-2.64%	5.27%	7.20%	4.25%	-7.12%	-8.17%	6.22%	8.45%	-5.38%	3.70%	6.36%
2008	6.61%	9.49%**	-3.54%	-6.54%	4.73%	8.54%	-11.22%	-5.38%					0.49%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series I Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series I unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., pro forma performance figures are based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com